

November 2, 2011

George Morris
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

> **Re: Internet Infinity, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed October 25, 2010**
> **File No. 0-27633**

Dear Mr. Morris:

We issued comments to you on Amendment No. 1 to Form 8-K filed October 25, 2010 on **October 28, 2010**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **November 17, 2011** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **November 17, 2011**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lisa Sellars at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief